PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA) ♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

September 10, 2018

Confidential

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Draft Registration Statement on Form F-1 Confidentially Submitted on July 27, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2018 on the Company’s  draft registration statement on Form F-1 confidentially submitted on July 27, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.                                      Please disclose the necessary qualifications, including any income requirements, for “prime borrowers” and provide support for your belief that this market is “underserved.” In addition, disclose that all loans are unsecured and non-recourse or explain otherwise.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that all loans made through the Company’s platform are unsecured credit loans made to individuals, and therefore, the right of recourse is irrelevant. The Company has also revised the disclosure on pages 1 and 122 to clarify that all loans are unsecured.

2.                                      Please disclose the approval rate for credit applications in a recent period, as well as the proportion of applicants referred to Beijing Qibutianxia and your associated referral fees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 129 and 135 of the Revised Draft Registration Statement.

3.                                      Please outline the terms of your dual class share structure and disclose the material implications therefrom. For example, if true, please disclose that Mr. Zhou will have the ability to control the outcome of all corporate governance matters so long as he holds at least 4.8% of your total outstanding share capital in Class B shares. Please further disclose whether you will be a controlled company under the applicable listing standards and if you will be eligible to rely on any exceptions to this definition. Please make conforming revisions to the risk factor on pages 59 and 60.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 10 and 64 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, although it can be deemed as a controlled company under the applicable listing rules, the Company does not intend to rely on relevant exceptions to this definition.

4.                                      Please disclose the averages and ranges for the credit lines, drawdowns, and “variable tenors” that your platform offers borrowers, as well as all fees or interest charged. Please separately highlight the percentage of loans exceeding 24% APR at both December 31, 2017 and the most recent practicable date as we note your disclosures on pages 112 and 127. Please also briefly discuss the legal implications on loans with rates over 24%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 128 and 129 of the Revised Draft Registration Statement.

5.                                      Please revise to update the tables on page 2 as of the most recent practicable date and also add 2 tables for quarterly revenues and quarterly profit/losses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 123 of the Revised Draft Registration Statement.

Our Strengths, page 3

6.                                      We note that your prospectus summary includes a discussion of your competitive strengths and business strategy. Please balance this disclosure by including a brief summary of the most significant risks that your business faces in this section of your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

The Offering, page 10

7.                                      Please revise to compare the ownership and voting interests for investors in this offering with those of your existing shareholders. Please make conforming revisions to the diagram on page 77.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 81 of the Revised Draft Registration Statement.

Summary Combined Financial and Operational Data, page 12

8.                                      We note your presentation of financial assets receivable on page 13 and elsewhere in the filing. Please revise the financial assets receivable caption here and elsewhere as appropriate to clarify that the balances have no allowance (i.e. net of allowance).

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 87, 104, 105 and elsewhere of the Revised Draft Registration Statement to revise the financial assets receivable is net of allowance.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations governing the online consumer finance industry..., page 17

9.                                      We note you are in the process of making several adjustments to your business practices in response to recent regulatory guidance in China, including Circular 141 and Circular 56, but may not be fully compliant at this time. Please revise the bulleted list on page 18 to quantify your progress on these changes as of a recent date. For example, please quantify for us and in your disclosures the amount of originations and proportion of funding partners for which you still collect repayments directly, without third-party payment channels, and provide, if possible, an estimate of when you will no longer engage in this practice. Please also quantify the proportion and balance of loans outstanding exceeding 24% APR and 36% APR during a recent period and, to the extent material, contrast this with your historical operations. Please also disclose potential material penalties for violating this recent regulatory guidance, both historically and going forward.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of the Revised Draft Registration Statement.

Risks Related to Our ADSs and This Offering

We have granted, and may continue to grant, share incentive awards…, page 61

10.                               Please disclose that the maximum number of ordinary shares which may be issued under your 2018 Share Incentive Plan may increase annually by an amount up to 1% of the total number of ordinary shares then issued and outstanding, as disclosed on page 144.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement.

Use of Proceeds, page 67

11.                               Please revise to disclose the current intentions, including amounts, with regard to using proceeds to make loans and capital investments in related or other entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Draft Registration Statement.

Dilution, page 71

12.                               Please update as of the most recent practicable date and add a footnote to each table disclosing the impact assuming all options (see page 61) are exercised.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Specific Factors Affecting Our Results of Operations, page 84

13.                               We note your discussion of the historical first year utilization rate. Please revise here, and elsewhere as appropriate, to quantify and discuss repeat borrower origination volume separately from new origination volume.

The Company respectfully submits to the Staff that it sees the first year utilization rate as the most meaningful and relevant metric to measure borrowers’ loyalty to and engagement with the Company’s services due to the different product and business model compared to competitors. The Company’s management monitors this number instead of repeat borrower origination volume in the Company’s day-to-day operation.

The Company’s core product is a digital revolving credit line which can be drawn down anytime in multiple occasions, similar to a virtual credit card. Given this nature, many of the Company’s borrowers tend to utilize and draw down the credit when needed, leading to multiple drawdowns in a year and the total aggregated drawdown amount could be much higher than the initial credit line granted, as long as the outstanding balance doesn’t exceed the credit line at any given time. This product is different from those offered by most of other online consumer finance platforms who offer single drawdown loans and the loan applications are mostly one-off. Consequently, the repeat borrower origination volume metric is less meaningful and relevant to the Company, and may be misleading to investors if they compare the metric to that of other online consumer finance platforms.

Loan Performance Data, page 85

14.                               We note your disclosure that the Loan Performance Data section shows the effectiveness of the Company’s risk management. The subsequent graph on page 86 appears to show M1+ delinquency rate by vintage. However, you appear to reference the M3+ delinquency rate in the “Ability to effectively manage risks” section on page 85 and in multiple other locations within the filing as an important metric (e.g., pages 106, 109). Please therefore revise your disclosures to present trends for both rates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Revised Draft Registration Statement.

15.                               Tell us if the M1+ and M3+ delinquency rates have any impact or relationship with the historical loss experience, delinquency, or other factors used in the computation of your allowance for loans and advances losses as described in your financial statements (e.g. Allowance for Loans Losses as discussed on page F-18).

The Company respectfully advises the Staff that the allowance for loans are calculated by the average migration rate multiplied by the outstanding loan balance categorized by their respective aging as of the balance date. Migration rate is determined by a roll rate-based model which stratifies the loan principal by delinquency stages and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective outstanding loan principal and service fees balance in that aging bucket as of the balance sheet date. Since the allowance for loan losses has effectively incorporated the historical loss and delinquency rates by employing the migration rate described above, it is positively correlated with the delinquency rate.

Key Components of Our Results of Operations, page 87

16.                               We note your disclosure that 29.1% of your revenues in 2017 came from “other”, which you state is primarily comprised of revenue from referrals and advertisements. Please tell us, and revise your disclosures to state, how much of the total is attributable to each of these components.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Discussion of Certain Balance Sheet Item, page 92

17.                               We note your disclosure here and elsewhere, such as page F-17, that restricted cash consists mainly of security deposits related to loan facilitation services. Please address the items below, revising your disclosures where necessary.

• Specify the types and proportion of funding partners that require this arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement.

• Tell us at what point in your process money would be contributed or removed from these balances.

The Company respectfully advises the Staff that security deposits are in general proportionate to the outstanding balance of the loans funded through the Company’s platform by funding partners. The Company therefore would contribute more security deposits if additional loans are funded by a funding partner, and would be able to withdraw security deposits as loans are repaid.

• Noting your disclosure on page 114 that you are “actively modifying” your historical practice of setting aside guarantee deposits, describe how you are modifying this practice, and clarify whether such deposits are the same as the security deposits noted here and elsewhere in the filing.

The Company respectfully submits to the Staff that the modifying measures include engaging licensed third-party guarantee companies or use the Company’s newly established and licensed in-house guarantee company to provide assurance to funding partners, as well as exploring the new capital light mode under which the Company retains no credit exposure at all, as described in the page 131 of the Revised Draft Registration Statement (or page 114 of the Draft Registration Statement).

In addition, the Company has revised the disclosure on page 113 to clarify the deposits to third-party guarantee companies as back-to-back guarantee is not the same as the security deposits to the bank, and is recorded as part of prepaid expenses and other assets instead of restricted cash on our balance sheet.

18.                               Revise to add discussion of Amounts Due to Related Parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Revised Draft Registration Statement.

Industry, page 101

19.                               Please provide us with a copy of the Oliver Wyman Report, translated into English, if applicable. Please refer to Securities Act Rule 418 for additional guidance.

In response to the Staff’s comment, the Company is delivering to the Staff two marked copies of the Oliver Wyman Report and an index that sets forth the relevant portions of the industry and market data from Oliver Wyman and page numbers of the Revised Draft Registration Statement where such information appears, with cross references to marked copies of the underlying supporting materials pursuant to Rule 418 under the Securities Act of 1933.

Business

Our Products

Product Pricing, page 111

20.                               Please explain why the Totals, for year ended December 31, 2017, on the Table on page 112 do not reconcile with loan investments on page F-11.

The Company respectfully advises the Staff that the balance shown on the table on page 112 of the Draft Registration Statement includes both on-balance-sheet and off-balance-sheet loans. The loan investments on F-11 of the Draft Registration Statement, on the other hand, only includes on-balance-sheet loans.

Our Funding

Institutional Funding Partners

Guarantee for funding partners, page 114

21.                               We note that you provide “back guarantees” to licensed third party guarantee companies. Please revise to clarify the terms and conditions of these back guarantees. Disclose whether or not any back guarantees have been redeemed and quantify accordingly. Tell us how the back guarantees are accounted for within your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, the back-to-back guarantee the Company provided in 2018 is subject to guarantee accounting under ASC Topic 460. Related discussion of the back-to-back guarantee is included page F-48 of the Revised Draft Registration Statement.

Our Transaction Process, page 116

22.                               We note that your transaction flowchart on page 116 and the accompanying narrative do not appear to include your referral process. Please revise or insert an additional flowchart and revise your narrative to show and discuss this type of transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 134 of the Revised Draft Registration Statement.

Risk Management

Proprietary credit scoring and risk models, page 119

23.                               Please revise to materially describe the type or types of variables analyzed to generate both your Argus RM Model’s “A-Score” and “B-Score,” highlighting the material differences between the two.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Revised Draft Registration Statement.

24.                               Please disclose how often and to what degree you “adjust credit limits” and whether you do so proactively or only in response to drawdown requests.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Revised Draft Registration Statement.

Employees, page 123

25.                               Please expand your disclosure regarding the two new companies to be formed. Please disclose the purpose of the companies, the anticipated costs to establish including facilities costs and revise the organizational charts to indicate how they will be connected to the existing organization.

The Company respectfully advises the Staff that it has established one subsidiary of Shanghai Qiyu in Beijing and a branch office, instead of a subsidiary, of Shanghai Qiyu in Shenzhen. Both the subsidiary and the branch office are for the sole purpose of entering into employment agreements with the Company’s employees based in Beijing and Shenzhen, and will have no substantial business operation. As the relevant employee compensation and the establishment cost of the Shenzhen branch office have been already reflected in the Company’s financial statement, the additional costs to establish the Beijing subsidiary only contains the registration expenses and lease expenses, which is RMB0.1 million for the company in Beijing given the current 17-month lease.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 140 of the Revised Draft Registration Statement.

Regulations, page 125

26.                               Please revise each of the sections discussed to indicate the current impact on the company’s current business and operations and potential future impact.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144, 145, 147, 150, 152, 153, 154, 155, 156 and 157 of the Revised Draft Registration Statement.

Principal And Selling Shareholders, page 146

27.                               We note your disclosure in footnotes (8) through (11) on page 147 that the majority of your Class C ordinary shares are held by companies which are wholly owned by companies with variations of the name “Zhuhai Qixin [] Information Technology Co., Ltd.” Please disclose the ultimate beneficial owner or owners of these shares and revise your table to aggregate shares held by the same beneficial owner regardless of where such shares are held. Please also make conforming revisions to the other companies identified in your table, as necessary. Please refer to General Instruction F and Item 7.A of Part I of Form 20-F for guidance.

The Company respectfully submits to the Staff that it has helped incorporate several entities in Zhuhai, China and British Virgin Islands to facilitate certain shareholders to receive shares issued by 360 Finance, Inc. during the reorganization transactions. These entities incorporated in Zhuhai, China share some similarities in their company names as “Zhuhai Qixin [] Information Technology Co., Ltd.” but there is no ultimate owner or owners that beneficially own shares held by multiple Zhuhai entities, and therefore no revision needs to be made to aggregate shares.

Related Party Transactions

Transactions with Qihoo 360, page 148

28.                               Please revise to materially describe the “services” provided both by and to Qihoo 360 and provide sufficient context to understand the nature and extent of each service.

In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Revised Registration Statement.

Description of American Depositary Shares

Governing Law, page 170

29.                               We note apparently conflicting disclosure concerning the available forums for claims under the federal securities laws. Please revise or advise whether holders of your ADSs may only institute claims “in a state or federal court in New York” as disclosed on page 56, or if such claims may be heard “in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States” as disclosed on page 170.

The Company respectfully submits to the Staff that it has revised the disclosure on page 190 of the Revised Registration Statement to keep the statements consistent, which is, however, subject to changes after the Company has engaged the depositary bank and finalized the form of deposit agreement.

Audited Combined Financial Statements of Shanghai Qiyu Information Technology Co., Ltd. and Fuzhou 360 Microcredit Co., Ltd.

Combined Statements of Operations…, page F-8

30.                               Please revise your presentation of Provision for Loan Losses by moving it up under Financing Income, showing a subtotal of “Financing Income net of Provision for Loan Losses” within the net revenue section of the income statement.

The Company respectfully advises the Staff that the Company has applied the guidance under Article 5 of Regulation S-X for income statement presentation. The Company notes that the guidance under Rule SX 210.9-04 is more applicable to financial institutions. The Company believes the nature of its businesses is in substance, more of an online marketplace connecting borrowers and investors and an agent of the financial institutions, rather than a financial institution, based on the following considerations:

The on-balance-sheet loans are from the consolidated trusts or Fuzhou Microcredit. As of December 31, 2017, two thirds of on-balance-sheet loans were generated from the consolidated trusts. The trusts were established as part of the Company’s effort to develop new product offerings for funding partners. The Company consolidates the trusts under VIE model given that the Company provides guarantee services and therefore is considered the primary beneficiary of the trusts. It is not the Company’s intention to hold the loans. Although Fuzhou Microcredit is a financial institution to provide loans to the borrowers, it could only provide up to RMB 500 million loans as restricted by its own capital scale.

Both the consolidated trusts and Fuzhou Microcredit are not the primary funding sources of the Company. Collectively they held RMB nil  million, RMB1,205 million, RMB 1,366 million of loans, compared with RMB321  million, RMB 12,202 million and RMB 26,451 million of total outstanding loan balance facilitated by the Company on its platform as of December 31, 2016, December 31, 2017 and June 30, 2018, respectively.

Furthermore, given the uncertainties around regulations, no new trusts were  formed during the first half of 2018. Therefore, the Company believes Article 5 of Regulation S-X to be most reflective of its business, and has presented the consolidated statement of comprehensive income fully consistent with Article 5 of Regulation S-X. Specifically, the Company has presented the interest income related to the consolidated trusts and Fuzhou Microcredit as a separate line item in revenue called “Financing income”, and has classified interest expense related to the consolidated trusts as part of “operating costs and expenses - origination and servicing” in the consolidated statement of comprehensive income. The cost of “origination and servicing” is effectively the Company’s cost of sales as it includes personal salaries and benefits, credit assessment related fees, customer acquisition, system support, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the consolidated trusts, which are all related costs to support the Company’s revenue earning process.

31.                               Please revise the column header to include the actual date of inception.

In response to the Staff’s comments, the Company has revised the column header in the Revise Draft Registration Statement.

32.                               Please revise to include earnings per share pursuant to ASC 260-10-45, Rule 5-03 of Reg. S-X, and Item 8(b) of Form F-1, or tell us why it is not necessary, citing the relevant authoritative guidance. Additionally, include a corresponding discussion within the notes where appropriate regarding earnings per share.

The Company respectfully advises the Staff that its reorganization had not been completed yet when the Company did the first confidential submission of the Draft Registration Statement. Shanghai Qiyu and Fuzhou Microcredit were established in the People’s Republic of China and do not have “shares” in their capital structure, so no earnings per share was presented in the combined financial statements contained in the Draft Registration Statement.

In September 2018, the reorganization was completed and is accounted for as a transaction under common control. As a result, the loss per share information has been presented retrospectively as of the beginning of the earliest period presented on a combined and consolidated basis in the Revised Draft Registration Statement.

Notes to the Combined Financial Statements

Summary of Significant Accounting Policies

Consolidated Trusts, page F-13

33.                               We note that you have provided guarantees to the consolidated trusts by agreeing to repurchase any loans that are delinquent for 60 to 90 days, from which the Group absorbs the credit risk of the Trusts resulting from borrowers’ delinquencies. Please revise here, or elsewhere if appropriate, to quantify the amounts of such repurchases for the periods presented.

The Company respectfully advises the Staff that the amounts of repurchases for loans facilitated under the consolidated trusts are RMB nil and RMB 11 thousand for the period from the inception date of July 25, 2016 to December 31, 2016 and the year ended December 31, 2017, respectively. The Company has expanded disclosure to add “The amount of repurchases for loans facilitated under the consolidated trusts was not material during the periods presented” in the accounting policy footnote of “Consolidated Trust” on page F-15 of the Revised Draft Registration Statement.

Revenue recognition, page F-15

34.                               We note your disclosure regarding incentive coupons on page F-16. Please revise to clarify whether these coupons are separate from the borrower referral program discussed on page 110. Further, revise to clarify whether the service fee reduction is recognized at the point in time the coupon is redeemed, or if the service fee reduction is spread ratably across the life of the loan.

The Company respectfully submitted to the Staff that the borrower referral program primarily refers to the cash incentives provided to the existing borrowers who successfully refer a new borrower/borrowers to the Company. Such cash reward is offered when the new borrower makes a drawdown.  As the cash reward is directly associated with the new borrower acquisition, the Company accounted for it as origination cost to facilitate the loans.  The Company recorded RMB nil, RMB 2.5 million and RMB 3.5 million of cash reward for the period from the inception date of July 25, 2016 to December 31, 2016, the year ended December 31, 2017 and the six-month period ended June 30, 2018, respectively.

Aside from the cash incentives offered in the borrower referral program mentioned above, the Company regularly provides incentive coupons to the borrowers to promote more application of loans from them. The coupons discussed on page F-18 can only be used as a reduction of repayment. It is treated as deduction of service fees received and is recognized at the point in time the coupon is redeemed. The Company has revised to clarify this on page F-18 of the Revised Draft Registration Statement.

35.                               Please tell us and revise your disclosures to address how the borrower referral program discussed on page 110 is considered when recognizing revenue. Tell us what incentives are given in the borrower referral program.

The Company respectfully submits to the Staff that the response to this comment is included in the Staff comment 34 above.

Guarantee Liabilities, page F-19

36.                               Please tell us and disclose, as necessary, if there are any circumstances in which you would be responsible for paying borrowers or funding partners if a third party payment processor fails to transfer funds timely.

The Company respectfully submits to the Staff that there are no obligations for the Company to be responsible for paying the borrowers or the funding partners if a third party payment processor fails to transfer funds timely as agreed in the related contracts.

General

37.                               Please provide us with copies of sample agreements that you enter into with various counterparties during the transactional process; i.e., borrower agreements, funding partner agreements (with and without guarantees), referral agreements, and third party guarantee company agreements.

In response to the Staff’s comment, the Company is delivering to the Staff hard copies of the requested agreements pursuant to Rule 418 under the Securities Act.

38.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on

Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*                                         *                                         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP